Grit Grocery - A Better Way To Do Grocery.mp4 (7m 26s)
3 speakers (Speaker 1, Speaker 2, Speaker 3)

[0:00:13] Speaker 1: Okay.

[0:00:31] Speaker 2: Hey darlin, what's up?

[0:00:33] Speaker 1: Hey babe, question ...

[0:00:35] Speaker 2: Shoot.

[0:00:37] Speaker 1: What's for dinner?

[0:00:40] Speaker 2: Straight to the tough questions.

[0:00:41] Speaker 1: Mm-hmm (affirmative)

[0:00:45] Speaker 2: I recalibrate your mouse, sir

[0:00:48] Speaker 1: Ugh, my feet are killing me.

[0:00:50] Speaker 2: What do we got?

[0:00:51] Speaker 1: Of note? Some gray hotdogs, a radish, I think those used to be beans, that weird jar of jalapeno juice you have to keep. And yogurt.

[0:01:06] Speaker 2: Stir fry!

[0:01:08] Speaker 1: Except I think we're out of fish heads.

[0:01:09] Speaker 2: You ate the last one.

[0:01:11] Speaker 1: But seriously, my heart is set on cooking something healthy with you tonight.

[0:01:15] Speaker 2: Why don't we just skip dinner?

[0:01:17] Speaker 1: I'm gonna hang up.

[0:01:18] Speaker 2: Wait, wait. How about I pick up some fresh produce. Garden fresh and locally grown stuff that tastes amazing. Grown by the sun, rain, and the earth. Wild caught gulf red snapper. Herbs that still know their roots, butter.

[0:01:42] Speaker 1: I like butter.

[0:01:44] Speaker 2: Butter so rich it never worked a day in it's life. All of which I bring home and prepare with an effortless grace.

[0:01:51] Speaker 1: How soon can you get here?

[0:01:53] Speaker 2: One quick stop and I'll be there.

[0:02:08] Speaker 3: Here's the problem. Healthy is hard. Who enjoys going to the grocery store? I don't. Going to the grocery store sucks, but its become a routine, it's something we have to do so we just tolerate it. You're wheeling this wire cage around and filling it full of boxes, there's no real interaction, no genuine interactions in a grocery store, there's no one you can ask about, "Where did this come from, how do I use this?" You know, "What's the best way to cook with this vegetable?" You're on your own. It's not the way we should shop for food. There is some innovation going on. People are trying to do something different, but it's not working.

[0:02:45] Speaker 2: Oh my god.

[0:02:48] Speaker 1: What?

[0:02:48] Speaker 2: These are the directions.

[0:02:51] Speaker 3: The problem with most meal kits, the ones that I've talked people about, and actually tried myself is that they don't make it easier to cook, they actually make it more challenging sometimes with the complex recipes and the obscure ingredients that only chef would know to use.

[0:03:09] Speaker 1: I don't know what this is. These are a lot of ingredients that we've never used before.

[0:03:13] Speaker 3: Having our food delivered by the mailman in a box, and precut is not natural, and it appears that it's more convenient to have food delivered to your home, but at what cost? The trade off is that it's removing that relationship from food. And so instead of dusting off dirt from our vegetables, we're peeling away plastic.

[0:03:34] Speaker 1: Is this all for one thing?

[0:03:35] Speaker 3: We lose sight of where it came from, what went into producing it, and that relationship, it turns out, is important to our health, the way we encounter food. Simple is better.

[0:03:46] Speaker 1: I'm gonna order a pizza.

[0:03:47] Speaker 2: Don't, look ...

[0:03:48] Speaker 1: You can stay here

[0:03:48] Speaker 2: We have all this food we have to cook it!

[0:03:50] Speaker 1: You can stay here!

[0:03:50] Speaker 2: It's going to go bad if we don't cook it! Will you call the pizza up?

[0:03:57] Speaker 1: On it.

[0:03:58] Speaker 2: Thank you.

[0:03:59] Speaker 3: It's about simplicity, and authenticity. The big box and the current meal kit delivery system is flawed. So by getting to know your food again, spending a little time prepping it and handling it, this ties you back to the food. It turns out it feels good, you know? To have relationships around food. Everything from how we build the truck to what we put on it and the recipes that we design for you to cook. Grid makes it easy by bringing a local, unprocessed, seasonal, curated food offering to your neighborhood. Allows you to shop with your shades on, meet your neighbors, and get to know your grocer. Most people don't know what they want to cook for dinner until they get there. So having someone in an intimate setting that you can ask really adds value, it really makes sense. This is nothing new, shopping in your neighborhood in an open air environment is the way we've done in the past and we're just trying to get back to that. Local is better, not only because you're supporting your community, people that live here, raise families here, but also because when you're buying in the morning and selling in afternoon, which is what you do with a local food system, a local supply chain, it doesn't create pressure to process the food to make it shelf stable. To remove nutrition. When choosing what we're gonna put on the truck, we try to take the best from the farm, and bring it back to the block. We're looking for what tastes the best, but also what's the most nutritious. What hasn't been touched by big food companies. Don't contain preservatives, don't have dyes or hormones, don't have things in them that you can't pronounce. Hasn't been altered. Real food. So with the Grid app you can find the nearest truck to your neighborhood, you can pre-order a meal bundle. What I'm really excited about is the ability to plan an event, a Grid together with your friends around a meal. The mobile app will allow me to scale as we move into other cities and help us in our new markets to test new markets before the truck arrives. People can plan events using the app before we get there, and then we have a market that's built in when we show up. Breaking bread is synonymous with building a relationship, spending time with someone, being intimate. This is really about eating, and enjoying what we eat, and enjoying it with others. We wanna help you reconnect with your food. And really reconnect with the people around you. With the people in your life that you care about. Grid makes dinner doable. I think we've found a better way to do grocery. [0:06:51]